UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2024

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 8, 2024, Immatics N.V. (the “Company” or “Immatics”) provided (i) updated Phase 1b clinical data on ACTengine® IMA203, (ii) Phase 1 clinical data on ACTengine® IMA203CD8 and (iii) preclinical data on other next-generation T cell candidates and combination strategies.

IMA203

The data cutoff was August 23, 2024, and the clinical data update includes all infused patients in the Phase 1b dose expansion part of the trial (N=411), consisting of 282 melanoma patients previously reported on October 10, 2024, and 13 non-melanoma patients, of which 10 non-melanoma patients were reported on November 8, 2023. The infused patient population is composed of patients with a median of 3 lines of prior systemic treatments, consisting of cutaneous melanoma patients, uveal melanoma patients, other melanoma patients, ovarian cancer patients, synovial sarcoma patients and patients with other indications.

Safety Data. The Company previously reported safety data for the 703 patients in the Phase 1a dose escalation and Phase 1b dose expansion parts of the clinical trial across all dose levels and all tumor types. See the Report on Form 6-K filed with the Securities and Exchange Commission on October 10, 2024.

Anti-tumor Activity. The table below sets forth the observed anti-tumor activity of IMA203 in the Phase 1b clinical trial and durability of responses in all melanoma patients in the Phase 1b clinical trial.

	Cutaneous melanoma (N=13)	Uveal melanoma (N=10)	Melanoma (Other) (N=3)	Ovarian Cancer (N=4)	Synovial Sarcoma (N=3)	Other Indications (N=6)
Confirmed Objective Response Rate	54% (7/13)	60% (6/10)	1/3	2/4	1/3	1/6
Objective Response Rate	62% (8/13)	60% (6/10)	2/3	2/4	2/3	1/6
Tumor Shrinkage	85% (11/13)	100% (10/10)	2/3	3/4	3/3	5/6
Disease Control Rate (at week 6)	92% (12/13)	90% (9/10)	3/3	2/4	3/3	5/6

Durability. The Company previously reported durability data for the melanoma patients in the Phase 1b dose expansion part of the clinical trial. See the Report on Form 6-K filed with the Securities and Exchange Commission on October 10, 2024.

IMA203CD8

Patient Baseline Characteristics. As of data cutoff (September 30, 2024), 444 heavily pretreated HLA-A*02:01 and PRAME-positive patients with solid tumors were infused with IMA203CD8 monotherapy across four escalating dose levels, with the median total infused dose being 1.48x109 TCR-T cells, of which 415 patients were evaluable for efficacy. The treated patient population is composed of patients with a median of 3 lines of prior systemic treatments.

Safety Data. The safety population included 44 patients. As shown in the table below, the most frequent adverse events were expected cytopenias (Grade 3-4) associated with lymphodepletion as well as mostly mild to moderate cytokine release syndrome (“CRS”) (Grade 1: 36% of patients, Grade 2: 48% of patients, Grade 3: 11% of patients; Grade 4: 2% of patients). As previously reported, two patients experienced dose-limiting toxicities at dose level 4b, which prompted a dosing adjustment to dose level 4a. After further assessing the tolerability profile of IMA203CD8

1 All infused patients, first tumor assessment post infusion pending for 2/28 melanoma patients at data-cut.

2 Includes one patient who started lymphodepletion but did not receive IMA203 TCR-T cells.

3 All patients who started lymphodepletion as of data cutoff.

4 All patients who started lymphodepletion.

5 All infused patients with at least one tumor assessment postbaseline.

in additional patients treated at dose level 4a, the eligibility criteria and the IL-2 dose regimen were modified, and dose escalation beyond dose level 4a was reinitiated. One Grade 5 adverse event classified as possibly related to treatment with IMA203CD8 was also observed as reported previously in March 2024. The maximum tolerated dose has not yet been determined.

Treatment-Emergent Adverse Events in the Safety Population (N=44)

Data cut-off Sep 30, 2024; All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient are presented; 1 DLT: Dose limiting toxicity in patient DL4b-04. 2 DLTs in patient DL4b-01; 3 The patient’s immediate cause of death was considered to be fatal sepsis, aggravated by the immunosuppression, a high-grade Immune Effector Cell-Associated Hemophagocytic Lymphohistiocytosis-Like Syndrome (IEC-HS), and the fast-progressing disease. Event was reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

Anti-tumor Activity and Durability. In dose escalation, the objective response rate (“ORR”) was 41% (17/41 patients) and the confirmed objective response rate (“cORR”) was 41% (14/34 patients), all being partial responses; tumor shrinkage was observed in 84% of patients (32/38 patients6); and the disease control rate (“DCR”) at week 6 was 85% (34/40 patients7). The median duration of response (“mDOR”) was 9.2 months with a median follow-up of 13.1 months. As of data cutoff, 10 of the 17 responses were ongoing, of which three confirmed responses were ongoing at 14+, 15+ and 24+ months. Of note, these patients had been treated at substantially lower doses compared to IMA203 (GEN1); that is, in a range of 0.2-0.48x109 TCR-T cells/m2 BSA (dose level 3) to 0.801-1.2x109 TCR-T cells/m2 BSA (dose level 4c) T cells infused. Deep responses with ≥50% tumor size reduction were observed in 11 out of 17 responders. This group included two patients with complete response of target lesions, of which one patient showed a complete metabolic response according to PET-CT scan8.

6 Three patients excluded from tumor shrinkage analysis and figures due to lack of post-treatment assessment.

7 One patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation.

8 Metabolic CR on investigator-initiated PET month 14 post infusion.

Response over Time of IMA203CD8 in Dose Escalation

Translational Data. Translational data indicate that PRAME expression level is associated with clinical activity in IMA203 and IMA203CD8 treated patients. Both IMA203 and IMA203CD8 achieved deep responses despite IMA203CD8 patients receiving lower product doses. Based on the enhanced pharmacology of IMA203CD8, the evaluation of higher doses of IMA203CD8 in the ongoing dose escalation trial opens the possibility of addressing hard-to-treat solid tumor indications with a medium-level of PRAME copy numbers, such as ovarian cancer, endometrial cancers and triple-negative breast cancer.

Preclinical Data on New Approaches for TCR-T Based Cell Therapies

As part of its long-term strategy to expand its PRAME franchise, the Company has conducted preclinical studies for the potential future clinical development of next-generation TCR-T-based cell therapies targeting PRAME to further enhance the efficacy and durability of IMA203. These efforts include the evaluation of TCR-T cells armored with membrane-bound IL-15 (mbIL15) targeting tumor types with low PRAME copy numbers, such as squamous non-small-cell lung cancer and squamous head and neck cancers. In addition, the Company is developing an allogeneic cell therapy approach to further increase commercial attractiveness and to reach patients quickly with its next-generation off-the-shelf cell therapy, ACTallo®.

At the Society for Immunotherapy of Cancer conference in November 2024, the Company presented two posters for its preclinical studies: First, the Company presented preclinical data on the use of mbIL15 in combination with IMA203, which the Company believes demonstrate the feasibility of co-expressing TCR and mbIL-15 to generate T cell product with enhanced durability and anti-tumor activity. Second, the Company presented preclinical data on the combination of IMA203 with a Moderna PRAME-encoding mRNA vaccine for the treatment of solid tumors, which showed that LNPs containing PRAME-encoding mRNA (i) induced T cell activation by demonstrating an upregulation of all activation markers tested, (ii) induced T cell effector cytokine secretion and (iii) induced T cell proliferation as demonstrated by an increase in CD8+ IMA203 T cell counts upon prolonged co-culture conditions. The effects were antigen-, TCR- and dose dependent as demonstrated by the absence of response with the negative controls and the changes in responses to mRNA-LNP dilution series. The Company planned a first-in-human clinical combination study of IMA203 with the selected PRAME mRNA-LNP construct to evaluate the safety, tolerability and efficacy of the combination therapy in up to 15 patients with advanced or recurrent cutaneous melanoma and synovial sarcoma.

* * *

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and made available an updated corporate presentation, a copy of which is attached hereto as Exhibit 99.2.

Certain statements in this report may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, the timing of BLA filings for clinical stage product candidates, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this report are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1 and 99.2 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-282569) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 8, 2024
99.2	Corporate presentation dated November 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: November 8, 2024
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer